CHINA EDUCATION ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

April 23, 2010

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Education Acquisition Corp. (the “Company”)

Item 4.01 Form 8-K

Filed April 14, 2010

File No. 0-53857

Dear Mr. Thompson:

This letter is in response to the comments contained in the Staff’s letter to China Education Acquisition Corp. (the “Company”), concerning the Company’s Form 8-K filed with the Securities and Exchange Commission on April 14, 2010  (the “Form 8-K”), and dated April 16, 2010 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Item 4.01 8-K Filed April 14, 2010

1.   Please disclose in item (2) whether the decision to engage the new accountants was approved by your Board of Directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K. In addition, please revise item (2)(iii) to address reportable events as described in paragraph (a)(1)(v) of Item 304 Regulation S-X. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

In response to the Staff’s comments, the Company has filed an amended Form 8-K to disclose that the engagement of Friedman LLP was approved by the Company’s board of directors and to revise Item 4.01 (2)(iii) of the Form 8-K to address reportable events as described in paragraph (a)(1)(v) of Item 304 Regulation S-X.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Education Acquisition Corp.

By: /s/ Xu Zong Bao

Xu Zong Bao

President